BALATON POWER INC.
MANAGEMENT DISCUSSION AND ANALYSIS
September 30, 2010

Management Discussion and Analysis of Financial Position and Results of Operation

Date of Report

The following information has been prepared as of November 29, 2010 and should be read in conjunction with the un-audited consolidated financial statements of Balaton Power Inc. (the "Company") for the three-months and nine-months ended September 30, 2010 as well as the audited financial statements for the year ended December 31, 2009. Management is responsible for the preparation of the financial statement and this MD&A.

Except for the Company's change from Canadian GAAP to U.S. GAAP as discussed below, the Company's critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. All amounts are expressed in United States dollars unless otherwise indicated. Additional information for the Company may be obtained from www.sedar.com.

FORWARD LOOKING STATEMENTS

Except for historical information the Management Discussion and Analysis may contain forward-looking statements. These statements involve known and unknown facts, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or other achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements. Moreover, neither the Company nor anyone else assumes responsibility for the accuracy and completeness of these forward-looking statements. The Company is under no duty to update any of these forward-looking statements after the date of this report. You should not place undue reliance on the forward-looking statements.

Overall Performance

Description of Business

The Company has limited operations. The Company has no producing properties and, consequently, has no current operating income or cash flow from its mineral interests. As of the date of this MD&A, the Company has two principle activities:

  the Company is seeking approval of the Government of the State of Orissa in India to a revised Joint Venture Agreement between the Company's wholly owned subsidiary, Continental Resources (USA) Ltd. ("CRL"), and Orissa Mining Corporation ("OMC"), a State Government owned entity of the State of Orissa in India; this agreement relates to the development of the Gandhamardan Bauxite Deposit (the "Gandhamardan Project" or the "Project"). The activities of the Company with respect to the project are dependent on the success of obtaining the approval of the Government of the Sate of Orissa to the revised Joint Venture Agreement. In September 2009 the Company reinstated its 2005 Consortium Agreement with VISA International Ltd. ("VISA") that relates to the Project. The Gandhamardan Project is more fully described in the Company's filings on www.sedar.com.

  the Company entered into an agreement (the "Purchase of Rights Option Agreement") with JAL Exploration Inc. ("JAL") on July 27, 2010 relating to the purchase of the right to enter into an option agreement (the "Option Agreement") with JAL (the "Right") on three mineral rights licences comprising 200 claims and approximately 5,000 hectares located on the east coast of northern Labrador, Canada, known as the Voisey's Bay West Property (the "Voisey's Bay Property"). The Voisey's Bay Property and the Purchase of Rights Option Agreement is more fully described in the Company's filing on www.sedar.com.

General Discussion

Gandhamardan Project

The Company has limited operations and there is no assurance that a commercially viable bauxite deposit exists at the Gandhamardan Project site. Further developmental and exploration work is required before a final evaluation as to the economic and legal feasibility of the Project is determined.

In 2002 the Company acquired a 100% interest in CRL. CRL is working with the State of Orissa Government agencies to enter into a revised joint venture agreement with OMC that will provide for the right to explore and develop the Gandhamardan Project. During the period ended September 30, 2010 the Company continued to work on the Gandhamardan Project through its wholly owned subsidiary CRL. In September CRL consultants made further travel to India to hold meetings with representatives of OMC and CRL and the Government of Orissa in an effort to advance the Project. During these meetings, among other things, it was discussed that a new mining law is being drafted which is expected to become effective in the first quarter of 2011 and that will standardize how local people affected by mining activities are to be protected and compensated. CRL consultants plan further travel to India in 2011 as things develop, including the implementation of the new mining law, to continue working with Visa on seeking approval of the Orissa State Government of the revised agreement between CRL and OMC.

The bauxite deposit related to the Gandhamardan Project contains a total historic estimate of 201.2 million tonnes averaging 46.4% Al2O3 and 2.44% SiO2. This resource estimate was calculated prior to the Canadian Institute of Mining and Metallurgy (CIM) Best Practices Guidelines for Estimation of Mineral Resources and Mineral Reserves and National Instrument 43-101 (NI 43-101) and were not performed to CIM standards. The Company has obtained the original data but a qualified person has not done the work necessary to verify the classification of the resource and the company is not treating it as a NI 43-101 defined resource. It is a historic estimate that should not be relied upon. Moreover, there is no guarantee that further work will result in the delineation of the current mineral resources. A NI 43-101 Technical Report (Summary Report Gandhamardan Bauxite Deposit February 9, 2007) prepared by Ernest A. Gallo is available for review on www.sedar.com.

CRL's efforts with respect to the Project to date are based upon the terms of an agreement with OMC, which has been superseded and replaced by a further agreement between CRL and OMC (the "revised agreement"). The terms of the revised agreement have been accepted by both CRL and OMC, however the revised agreement remains subject to the approval of the State Government of Orissa, India. As of the date of this MD&A, the Orissa State Government has not authorized OMC to execute the final revised agreement.

There can be no assurance the Orissa State Government will authorize OMC to sign the definitive agreement or sign the definitive agreement on the terms currently prescribed. In the event that OMC does not sign the revised agreement, the Company's interest in the Project would be significantly adversely affected.

Voisey's Bay Project

On July 27, 2010 the Company entered into the Purchase of Options Right Agreement with JAL to purchase the Right to enter into the Option Agreement with JAL. The Right, if exercised by the Company, allows the Company the opportunity to enter into the Option Agreement, with the Option Agreement providing the Company options to acquire up to an undivided 80% interest in the Property, subject to a 2% NSR. The Company is to pay the purchase price for the Right by:

1. paying US$30,000 at the signing of the Purchase of Options Right Agreement, or by no later than July 27, 2010; (Done)

2. issuing 3,000,000 common shares of the Company (the "Shares") by July 30, 2010; (Done)

3. paying US$30,000 by August 15, 2010; (Done)

4. paying US$40,000 by August 31, 2010; (Done)

5. spending no less than US$150,000 in exploration expenditures on the Property by December 31, 2010;

6. causing to be prepared a National Instrument 43-101 compliant technical report for the Property by January 31, 2011; and

7. reimbursing JAL for its expenses incurred in the application for the approval of the 2010 work program.

At any time after the completion of the purchase of the Right described above, which purchase is a firm commitment, but by no later than February 28, 2011, the Company may elect to exercise the Right and thereby enter into the Option Agreement with JAL for a further payment of US$25,000.

If the Company elects to exercise the Right and thereby enter into the Option Agreement, pursuant to the terms of the Option Agreement, the Company may acquire up to an 80% in the Property, subject to a 2% NSR, in up to two phases. In phase one (the "First Option"), the Company will acquire a 55% interest in the Property by, among other things:

1. upon entering into the Option Agreement, but by no later than February 28, 2011, issuing 3,000,000 Shares;

2. paying a total of US$200,000 by December 31, 2013;

3. issuing an additional 9,000,000 Shares by December 31, 2013;

4. spending no less than US$4,000,000 in exploration expenditures on the Property by December 31,2013;

5. upon notice of exercise of the First Option, but no later than March 31, 2014, issuing an amount of Shares equal to 10% of the then issued and outstanding capital of the Company;

6. causing a pre-feasibility report pertaining to the Property to be prepared by June 30, 2014; and

7. causing the Shares to be listed on either the Canadian National Stock Exchange, the Toronto Stock Exchange or the TSX Venture Exchange by September 30, 2011.

In phase two (the "Second Option"), the Company will acquire a further 25% interest (for an aggregate 80% interest) in the Property by, among other things:

1. paying a total of US$400,000 by July 31, 2016;

2. issuing an additional 10,000,000 Shares by July 31, 2015;

3. upon notice of exercise of the Second Option, but no later than December 31, 2016, issuing an amount of Shares equal to 10% of the then issued and outstanding capital of the Company;

4. causing a feasibility report pertaining to the Property to be prepared by December 31, 2016; and

5. arranging for a semi-carried financing relating to the further development of the Property by December 31, 2017 and having the funding advanced to JAL by March 31, 2018.

At any time after completion of the First Option, the Company may elect not to acquire any further interest in the Property and immediately form a joint venture with JAL to further explore and develop the Property.

In September the Company entered into an agreement with Geotech Ltd. to carry out a helicopter-borne time-domain electromagnetic geophysical survey over the area known as the Voisey's Bay West property. In November of 2010 exploration activities commenced on the Voisey's Bay West property with the mobilization and commencement of the electromagnetic airborne geophysical survey. For further information please review the Companies press releases of September 29, 2010 and November 8, 2010 as filed on www.sedar.com

Three Months Results of Operations for the interim period ended September 30, 2010

The Company's loss (as well as total operating expenses) for the interim period ended September 30, 2010 totaled $227,992 or less than $0.01 per share compared to $128,439 or less than $0.01 per share for the same period ended September 30, 2009. The increase in expenses was directly related to additional costs incurred in Professional and Consulting fees plus an increase in Stock Based Compensation. The increase in professional fees are due primarily to legal fees incurred for the preparation of the SEC Form 20F and preparation of the agreement for entering into the Voisey's Bay project. Legal fees for the quarter ended September 30, 2010 were $61,516. The balance of the professional fees were paid for accounting and auditing services provided for the Company's annual audit and its second quarterly report. Consulting fees for the quarter were down from $28,500 for the quarter ended September 30, 2009 compared to $21,000 for the quarter ended September 30, 2010 with $11,000 paid to officers of the Company and $10,000 was paid to a third party for shareholder communications. The stock based compensation is non-cash expense that is calculated based on the value assigned to options and warrants issued during the quarter based on the Black Scholes Model.

The Administration and General expenditures incurred during the three months ended September 30, 2010 were $40,512 compared to $40,213 for the same period in 2009. The following is an allocation of the expenditures reported under administrative and general for the three months ended September 30, 2010 and September 30, 2009.

Category	September 30, 2010	September 30, 2009
Foreign Exchange Interest Dues and Fees India Expenses Miscellaneous	$4,436 1,083 3,318 43,000 (3,245)*	-0- -0- 1,386 38,044 783

* A credit position of $3,245 due to Goods and Services Tax Refund.

On July 27, 2010, the Company announced that further to its news releases of March 24 and March 25, 2010, it had closed the non-brokered private placement and received gross proceeds of US$180,000 for a total of 9,000,000 units. Each unit consists of one common share of the Company and two-share purchase warrants (an "A Warrant" and a "B Warrant", respectively). Each A Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US$0.03 until July 27, 2011 and each B Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US$0.03 until July 27, 2012. A finder's fee of $1,000 was payable on a small portion of the placement.

 During the quarter, the Company completed a private placement of 11,465,000 units at $US0.03 per unit consisting of flow through (3,100,000 units) and non-flow through (8,365,000 units) for a total gross cash proceeds of $343,950.   Each unit consists of one common share of the Company and one share purchase warrant (a "Warrant").  Each Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.04 until September 29, 2011. Only the shares originally issued which forming part of the flow through units, and not the shares received from the exercise of warrants from the units are eligible as flow through. Finders' fees of US $16,000 in cash and 647,500 finder's share purchase warrants were issued pursuant to the first tranche private placement. The finder's share purchase warrants are subject to the same terms as the Unit Warrants. In addition, compensation was issued in the form of 50,000 Units, subject to the same terms as the first tranche private placement units. The securities contain a holding period expiring January 30, 2011.

On August 9, 2010 the Company granted to its directors an aggregate of 1,100,000 options at an exercise price of US $0.05. The options expire on August 6, 2015. During the quarter 200,000 options exercisable at $0.25 per share expired unexercised.

During the quarter ended September 30, 2010, the Company issued a total of 3,500,000 shares at $0.03 from warrants exercised for cash proceeds of $105,000. During the quarter 4,500,000 warrants that were issued in previous private placements and debt settlements expired unexercised.

During the quarter ended September 30, 2010 the Company also arranged a convertible loan in the amount of $240,000 for a term of 24 months (the "Convertible Loan"). The loan will bear simple interest of 10%, payable upon the earlier of maturity or conversion. Upon prior notice to the Company, the loan is convertible into units of the Company at a deemed price of $0.03 per unit, each unit consisting of one common share and one common share purchase warrant entitling the holder to acquire an additional common shares at $0.04 per share, exercisable for a period expiring one year from the conversion date of the loan.

Summary of Quarterly Results (unaudited)

The following table provides a summary of the Company's financial statements for the past eight quarters:

	2010			2009				2008
	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31
Total Assets	459,372	42,905	120,058	44,904	60,765	31,906	31,906	31,906
Total Liabilities	540,220	775,554	822,182	679,580	672,012	862,386	857,385	843,795
Shareholders' Equity (deficit)	(80,848)	(732,649)	(702,124)	(634,676)	(611,247)	(830,480)	(825,479)	(811,890)
Revenue	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Major Expenses:
Administration & General	40,512	2,339	27,130	44,904	40,213	10,707	2,590	6,802
Consulting fees & commissions	21,000	15,000	15,000	22,000	28,500	-0-	-0-	-0-
Professional fees	88,223	13,185	25,319	83,783	24,729	17,288	11,000	39,057
Stock Based Compensation	78,257	-0-	-0-	34,997	34,997	-0-	-0-	-0-
Write-down of investment	-0-	-0-	-0-	-0-	-0-	-0-	-0-	75,000
Net Loss	227,992	30,524	67,449	185,684	128,439	27,995	13,590	120,859
Loss per Common Share	$0.00	$0.00	$0.01	$0.01	$0.00	$0.01	$0.01	$0.01

The Company's financial statements are expressed in U.S. dollars and have been prepared in accordance with U.S. GAAP.

Nine-Months Results of Operations

The Administration and General expenditures incurred during the nine-months ended September 30, 2010 were $69,981 compared to $53,510 for the same period in 2009. The following is an allocation of the expenditures reported under administrative and general for the nine-months ended September 30, 2010 and September 30, 2009.

Category	September 30, 2010	September 30, 2009
India Project Expenses Dues & Fees Foreign Exchange Interest General Operating	64,389 3,318 4,436 1,083 (3,245)	$38,044 1,386 -0- -0- 13,297

Total professional fees totaled $126,727 for the nine-months ended September 30, 2010 compared to $53,017 for the same period in 2009. The Company's legal fees for the first nine-months of operations in 2010 was $80,365 and the costs to the Company for accounting and auditing fees total $50,000.

The Company had a net loss of $325,965 for the nine-months ended September 30, 2010 compared to a net loss of $170,024 for the same period in 2009. The increase in the Company's net loss was primarily related to the increase in professional, consulting fees and the allocation for the cost of stock options and warrants issued as reported in Stock based compensation.

Liquidity

As of the date of this MD&A, the Company has yet to generate any revenue from its business operations.

On September 30, 2010 the Company had $209,453 in cash compared to $12,998 on December 31, 2009. On September 30, 2010 the Company had negative working capital of $130,434 compared to a negative working capital of $663,582 on December 31, 2009.

The liabilities of the Company as of September 30, 2010 were $540,220 as compared to $679,580 as of December 31, 2009. The decrease in liabilities is related to debt settlements entered into during the quarter.

As of September 30, 2010, the Company had shareholders' deficit of $ $80,848, compared to $634,676 as of December 31, 2009. The decrease in Company's shareholders' deficit is due to the increase in assets and decline in total liabilities.

Capital Resources

The Company is currently not able to meet its financial commitments as they become due. There can be no assurance that the Company will continue to be successful in raising additional capital to meet future obligations of the Company. The Company is dependent on the proceeds of future financings to finance the exploration and potential development of the Gandhamardan Project, the Voisey's Bay Property and the Company's operations in general. Further funds will be required to develop the Gandhamardan Project and Voisey's Bay Property if they are determined to be economical.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

As of September 31, 2010, the Company had no receivables due from related parties (2009 - $28,906).

In October 2009 the Company entered into management agreements with its Chief Executive and Chief Financial Officers. Each agreement is for an initial one-year term and will automatically renew annually. Consulting fees paid to these individuals aggregated $41,000 for the period ended September 30, 2010 compared to nil for the same period in 2009.

Loans Payable

The Company received a loan in the amount of $15,000 from three shareholders of the Company for the purposes of financing the Company's trip to India during the first quarter of 2010. During the quarter ended September 30, 2010 these three loans were repaid with interest, which totaled $16,050.

Fourth Quarter

Not applicable.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Changes in Accounting Policies

The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles of the United States of America. In previous years, the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles to satisfy SEC filing requirements. The conversion from Canadian GAAP to U.S. GAAP has been done in the financial statements presented here. In the years 2008 and before there were no accounting differences in U.S. and Canadian GAAP. Had the financial statements been presented in Canadian GAAP for the year ended December 31, 2009, there would have been a decrease in additional paid-in capital and an increase in common stock of $364,538 for the exercise of the 3,272,333 warrants. There were no accounting differences for the 3 months ended September 30, 2010 and 2009.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, accounts receivable, taxes recoverable, accounts payable and amounts due to related parties. Unless otherwise noted, it is Management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of the Company's current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

The Company believes that the impact of foreign currency fluctuations will not adversely affect the Company. The Canadian/US dollar exchange rate did improve in favour of the Canadian dollar during fiscal year 2009 or in the period ended September 30, 2010. The Company does not take any steps to hedge against currency fluctuations. In addition, the Company does not anticipate the impact of inflation to be material to the Company in its efforts to both retain and attract partners for its consortium for the development of the Gandhamardan Project. The Indian currency is not expected to have an adverse affect on the Company during the initial phases of negotiating with potential partners or adding members to a consortium for the development of the project in India by CRL.

Other MD&A Requirements

Additional information relating to the Company, including the Company's annual filings, is available on SEDAR at www.sedar.com.